                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               VARSITY GROUP INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)
                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   922300 10 8
                                ----------------
                                 (CUSIP NUMBER)

                       1130 Connecticut Avenue, Suite 350
                              Washington, DC 20036
                                 (202) 667-3400

                                 with a copy to:

                                  Scott Herlihy
                                Latham & Watkins
                            1140 Commerce Park Drive
                                    Suite 200
                              Reston, VA 20191-1549
                                 (703) 390-0900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    3/22/2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper fomrat shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 922300 10 8

---------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ERIC J. KUHN
---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                             (b) [ ]

---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                           [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
---------------------------------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                        2,618,151(1)
                             ----------------------------------------------------------------------------
     NUMBER OF SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
      OWNED BY EACH                     0
    REPORTING PERSON         ----------------------------------------------------------------------------
           WITH                  9      SOLE DISPOSITIVE POWER

                                        2,618,151(1)
                             ----------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
---------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,618,151(1)
---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]
---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.06%(2)
---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
---------------------------------------------------------------------------------------------------------

(1) Includes options to acquire 791,435 shares of Common Stock without regard to when such options became or will become exercisable and 500,000 shares of Restricted Stock.

(2) Percentage calculated based on 17,386,661 shares of Common Stock outstanding, which assumes exercise by the Reporting Person of options to acquire 791,435 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock, $.0001 par value per share, of the Issuer (the "Common Stock"). The Issuer's principal executive offices are located at 1130 Connecticut Avenue, Suite 350, Washington, DC 20036.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This statement is filed by Eric J. Kuhn (the "Reporting Person").

        (b) The business address of the Reporting Person is 1130 Connecticut Avenue, Suite 350, Washington, DC 20036.

        (c) The Reporting Person is the President, Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Reporting Person's business address is set forth in Item 2(b).

        (d) and (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The disclosure in this Item 3 amends and supplements Item 3 of the
Schedule 13D of the Reporting Person with respect to shares of Common Stock as originally filed on February 15, 2001.

        The Reporting Person acquired the Common Stock that gave rise to the obligation to file this statement (i) through ordinary course vesting of (A) options for shares of Common Stock of the Issuer and (B) Restricted Stock of the Issuer, in each case that comprise a portion of the Reporting Person's overall compensation (see description below) and (ii) with his personal funds in two privately negotiated transactions on the date, in the quantities and for the prices listed below:

-------------------------------------------------------------------------------
NUMBER                  DATE                    NUMBER OF SHARES        PRICE
-------------------------------------------------------------------------------
1                       3/15/01                 90,000                  $0.30
-------------------------------------------------------------------------------
2                       9/16/01                 75,000                  $0.38
-------------------------------------------------------------------------------

        As previously reported, on August 24, 1999, the Reporting Person was issued stock options for 138,052 shares of Common Stock. These shares vest and become exercisable in 48 monthly installments on the 24th day of each month beginning on September 24, 1999. As of the date hereof, 89,158 of the options for shares of Common Stock are or will become exercisable within the next 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

        As previously reported, on December 17, 1999, the Reporting Person was issued stock options for 345,470 shares of Common Stock. These shares vest and become exercisable in 48 monthly installments on the 17th day of each month beginning on January 17, 2000. As of the date hereof, 201,524 of the options for shares of Common Stock are or will become exercisable within the next 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

        As previously reported, on February 15, 2000, the Reporting Person was issued stock options for 107,913 shares of Common Stock. These shares vest and become exercisable in 48 monthly installments on the 15th day of each month beginning on March 15, 2000. As of the date hereof, 58,452 of the options for shares of Common Stock are or will become exercisable within the next 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

        On November 14, 2001, the Reporting Person was issued stock options for 200,000 shares of Common Stock. These shares vest and become exercisable in 24 monthly installments on the 14th day of each month beginning on November 14, 2001. As of the date hereof, 50,000 of the options for shares of Common Stock are or will become exercisable within 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

        As previously reported, on December 21, 2000, the Reporting Person was issued 350,000 shares of Restricted Stock that vest in 24 monthly installments on the 21st day of each month beginning on December 21, 2000. The Reporting Person beneficially owns all of the shares of Common Stock pursuant to this issuance of Restricted Stock.

        As previously reported, on January 31, 2001, the Reporting Person was issued 50,000 shares of Restricted Stock that vest in 24 monthly installments on the 31st day of each month beginning on January 31, 2001. The Reporting Person beneficially owns all of the shares of Common Stock pursuant to this issuance of Restricted Stock.

        On March 22, 2001, the Reporting Person was issued 100,000 shares of Restricted Stock that vest in 24 monthly installments on the 22nd day of each month beginning on March 22, 2001. As of the date hereof, the Reporting Person beneficially owns all of the shares of Common Stock pursuant to this issuance of Restricted Stock.

ITEM 4. PURPOSE OF TRANSACTION

        The disclosure in this Item 4 amends and supplements Item 4 of the
Schedule 13D of the Reporting Person with respect to shares of Common Stock as originally filed on February 15, 2001.

        The Reporting Person acquired a portion of the Common Stock covered by this statement in privately negotiated transactions as a result of his belief that the Common Stock represented an attractive investment. The Reporting Person also believes that his holding an equity interest in the Issuer assists in aligning the interests of management and shareholders. From time to time, the Reporting Person may purchase additional securities in open market transactions, in privately negotiated transactions or otherwise.

        The Reporting Person acquired a portion of the Common Stock covered by this statement through ordinary course vesting of (A) options for shares of Common Stock of the Issuer and (B) Restricted Stock of the Issuer, in each case that comprise a portion of the Reporting Person's overall compensation.

        Any action that the Reporting Person might undertake in the future will be dependent upon his review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The disclosure in this Item 5 amends and supplements Item 5 of the
Schedule 13D of the Reporting Person with respect to shares of Common Stock as originally filed on February 15, 2001.

        (a) The Reporting Person beneficially owns 2,618,151 shares, or 15.06%, of the outstanding Common Stock. The number of shares beneficially owned include options to acquire 791,435 shares of Common Stock without regard to when such options became or will become exercisable and 500,000 shares of Restricted Stock with respect to which the Reporting Person has the sole power to vote. The percentage of ownership is calculated using 17,386,661 shares of Common Stock outstanding, which assumes exercise by the Reporting Person of all of the options described in this Item 5.

        (b) The Reporting Person has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Schedule 13D.

        (c) The Reporting Persons has made the following purchase in the past 60 days:

        See response to Item 3.

        (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock (other than those shares of Restricted Stock which have not vested) covered by this Schedule 13D.

        (e) Nothing to Report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The disclosure in this Item 6 amends and supplements Item 6 of the
Schedule 13D of the Reporting Person with respect to shares of Common Stock as originally filed on February 15, 2001.

        The options to purchase Common Stock referenced in the response to Item 3 were issued pursuant to Stock Option Agreements entered into between the Issuer and the Reporting Person.

        The shares of Restricted Stock referenced in the response to Item 3 were issued to the Reporting Person pursuant to Restricted Stock Agreements entered into between the Issuer and the Reporting Person. In respect of the shares of Restricted Stock, the Reporting Person has all the rights of a stockholder, including the right to vote all shares whether vested or unvested. The unvested Restricted Stock is not transferable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Nothing to Report.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ ERIC J. KUHN
                                               ---------------------------------
                                               Name: Eric J. Kuhn




Dated: February 25, 2002
       -----------------